                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-119615

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                    SUBJECT TO COMPLETION, DATED MAY 5, 2005

                                                           Prospectus Supplement
                                          (To Prospectus Dated November 1, 2004)

CITIGROUP GLOBAL MARKETS HOLDINGS INC.

            STOCK MARKET UPTURN NOTES(SM)
BASED UPON THE DOW JONES INDUSTRIAL AVERAGE(SM)
DUE , 2006
$10.00 PER NOTE

-     We will not make any payments on the notes prior to maturity.

- You will receive at maturity for each note an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative.

- The index return amount will be based on the percentage change of the Dow Jones Industrial Average during the term of the notes.

      - If the Dow Jones Industrial Average increases, the index return amount will be positive and will equal the product of (a) $10, (b) the percentage increase, subject to a cap that is expected to be
                %, in the Dow Jones Industrial Average, and (c) a participation
            rate that is expected to be     %. Because of the appreciation cap,
            the index return amount cannot exceed $ and the maturity payment
            cannot exceed $    per note.

      - If the Dow Jones Industrial Average decreases, the index return amount will be negative and will equal the product of (a) $10 and
            (b) the percentage decrease in the Dow Jones Industrial Average. If the index return amount is negative, the maturity payment will be less than the $10 principal amount per note and could be zero.

      - If there is no change in the Dow Jones Industrial Average, the index return amount will be zero and the maturity payment will be $10 per note.

- We will apply to list the notes on the American Stock Exchange under the symbol "SMU," but we cannot assure you that the notes will be approved for listing.

      INVESTING IN THE NOTES INVOLVES A NUMBER OF RISKS. SEE "RISK FACTORS RELATING TO THE NOTES" BEGINNING ON PAGE S-8.

      "Dow Jones(SM)" and "Dow Jones Industrial Average(SM)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by Citigroup Global Markets Holdings Inc. The notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation regarding the advisability of investing in the notes.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                                    PER NOTE        TOTAL
                                                    --------        -----
Public Offering Price                               $10.00          $
Underwriting Discount                               $               $
Proceeds to Citigroup Global Markets Holdings Inc   $               $

The underwriter expects to deliver the notes to purchasers on or about , 2005.


Investment Products    Not FDIC insured     May Lose Value    No Bank Guarantee


                                (CITIGROUP LOGO)


         , 2005

                                    SUMMARY

     This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Stock Market Upturn Notes(SM) based upon the Dow Jones Industrial Average. You should carefully read this entire prospectus supplement and the accompanying prospectus to fully understand the terms of the notes, certain information regarding how the Dow Jones Industrial Average is calculated and maintained, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled "Risk Factors Relating to the Notes," which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this prospectus supplement and the accompanying prospectus.

SELECTED PURCHASE CONSIDERATIONS

-     CAPPED ENHANCED APPRECIATION - If the ending value of the Dow Jones
      Industrial Average exceeds its starting value by less than     %, your
      participation in the index's appreciation will be increased by the upside
      participation rate of     %. If the ending value of the Dow Jones
      Industrial Average is     % or greater than its starting value, your
      maturity payment will be capped at     % of the principal amount of
      the notes.

- THE DOW JONES INDUSTRIAL AVERAGE - The return on the notes is based upon the performance of the Dow Jones Industrial Average, which is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry.

- DIVERSIFICATION - The notes' link to the Dow Jones Industrial Average may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

SELECTED RISK CONSIDERATIONS

      An investment in the notes involves significant risks. These risks are explained in more detail in the section entitled "Risk Factors Relating to the Notes" in this prospectus supplement. Some are summarized here.

- YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS IF THE DOW JONES INDUSTRIAL AVERAGE DECLINES - If the ending value of the Dow Jones Industrial Average is less than the starting value of the Dow Jones Industrial Average, the maturity payment you receive will be less than your initial investment, even if the value of the index exceeded the starting value at one or more times over the term of the notes.

- THE RETURN ON THE NOTES WILL BE CAPPED - The appreciation cap limits the portion of any appreciation in the value of the Dow Jones Industrial
      Average in which you will participate to     % of the principal amount of
      the notes. If the ending value of the Dow Jones Industrial Average exceeds
      the starting value by more than     %, the return on the notes will be
      less than the return on an investment in the underlying stocks of the Dow Jones Industrial Average or a similar security that was directly linked to the Dow Jones Industrial Average but was not subject to an appreciation cap.

- YOU MAY NOT BE ABLE TO SELL YOUR NOTES IF AN ACTIVE TRADING MARKET FOR THE NOTES DOES NOT DEVELOP - We will apply to list the notes on the American Stock Exchange under the symbol "SMU," but we cannot assure you that the notes will be approved for listing. In addition, any secondary market that does develop may not be liquid and may not continue for the term of the notes. Although Citigroup Global Markets Inc. intends to make a market in the notes, it is not obligated to do so.

- THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR NOTES PRIOR TO MATURITY MAY BE SUBSTANTIALLY LESS THAN THE AMOUNT YOU ORIGINALLY INVEST - Due to changes in the prices of and the dividend yields on the stocks underlying the Dow Jones Industrial Average, interest rates, the earnings performance of the issuers of the stocks underlying the Dow Jones Industrial Average, other economic conditions and Citigroup Global Markets Holdings' perceived creditworthiness, the notes may trade at prices below their initial issue price and you could receive substantially less than the amount of your original investment if you sell your notes prior to maturity.

- YOU WILL NOT RECEIVE ANY PERIODIC PAYMENTS - You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Dow Jones Industrial Average.

                           SUMMARY INFORMATION -- Q&A

WHAT ARE THE NOTES?

     The Notes are a series of unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings.
The Notes mature on           , 2006 and do not provide for earlier redemption
by you or by us.

     Each Note represents a principal amount of $10. You may transfer the Notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC. You should refer to the section "Description of the Notes -- Book-Entry System" in this prospectus supplement and the section "Book-Entry Procedures and Settlement" in the accompanying prospectus.

WILL I RECEIVE ANY INTEREST OR DIVIDEND PAYMENTS ON THE NOTES?

     We will not make any periodic payments of interest on the Notes or any other payments on the Notes until maturity. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the Dow Jones Industrial Average.

WHAT WILL I RECEIVE AT MATURITY OF THE NOTES?

     At maturity, you will receive an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the maturity payment could be less than the $10 principal amount per Note and could be zero.

HOW WILL THE INDEX RETURN AMOUNT BE CALCULATED?

     The index return amount will be based on the index return of the Dow Jones Industrial Average. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

                         Ending Value -- Starting Value
                       ---------------------------------
                                 Starting Value

provided that the index return will be subject to a cap of %, which will be determined on the date the Notes are priced for initial sale to the public. We will disclose the cap to you in the final prospectus supplement delivered to you in connection with the sale of the Notes.

     How the index return amount is calculated will depend on whether the index return is positive, zero or negative:

     - IF THE INDEX RETURN IS POSITIVE, the index return amount will equal the product of:

                 $10 * Upside Participation Rate * Index Return

      The upside participation rate is expected to be      % and will be
determined on the date the Notes are priced for initial sale to the public. We will disclose the upside participation rate to you in the final prospectus supplement delivered to you in connection with the sale of the Notes. Because the index return is capped at %, the index return amount cannot exceed $
and the maturity payment cannot exceed $     per Note.

     - IF THE INDEX RETURN IS ZERO (in other words, if there is no change in the value of the Dow Jones Industrial Average over the term of the Notes), the index return amount will be zero and the maturity payment will be $10 per Note.

     - IF THE INDEX RETURN IS NEGATIVE, the index return amount will equal the product of:

                               $10 * Index Return

      In this case, the index return amount will be negative and the maturity payment will be less than $10 per Note and could be zero.

     The starting value will equal the closing value of the Dow Jones Industrial Average on the date the Notes are priced for initial sale to the public. We will disclose the starting value to you in the final prospectus supplement delivered to you in connection with the sale of the Notes.

     The ending value will be the closing value of the Dow Jones Industrial Average on the third index business day before the maturity date.

     The amount payable to you at maturity is dependent upon the performance of the Dow Jones Industrial Average during the period after the date of this prospectus supplement up to and including the date on which the ending value is determined.

     - If the Dow Jones Industrial Average increases by more than   % during
       this period, the appreciation cap will limit the index return to   % and
       will limit your participation in the index's appreciation to   % of the
       principal amount of the Notes. For increases in the value of the index of
       more than   %, therefore, the Notes provide less appreciation than an
       investment in an instrument directly linked to the index.

     - If the Dow Jones Industrial Average increases by between  % and   %
       during this period, the appreciation on an investment in the Notes will be %. The index return will, because of the appreciation cap, be % and the upside participation rate of % will increase your participation in the index's appreciation to % of the principal amount of the Notes. For increases in the value of the index equal to or greater than % and less
       than   %, therefore, the Notes provide more appreciation than an
       investment in an instrument directly linked to the index. For an increase in the value of the index of %, an investment in the Notes provides the same appreciation as an investment in an instrument directly linked to the index.

     - If the Dow Jones Industrial Average increases by less than % during this period, the index return will equal the percentage appreciation in the
       index, and the participation rate of    % will increase your
       participation in the index's appreciation. For increases in the value of
       the index of less than  %, therefore, the Notes provide      times the
       appreciation of an investment in an instrument directly linked to the index.

     - If the Dow Jones Industrial Average decreases during this period, the index return and index return amount will be negative. Because there is no floor on depreciation, you will participate in all depreciation in the value of the index.

     For more specific information about the "index return amount," the "index return," the determination of an "index business day" and the effect of a market disruption event on the determination of the index return amount and the index return, please see "Description of the Notes -- Index Return Amount" in this prospectus supplement.

IS THERE A POSSIBILITY OF LOSS OF CAPITAL?

     If the ending value of the Dow Jones Industrial Average is less than its starting value, at maturity you will receive less than the original principal amount of the Notes. This will be true even if the value of the index exceeded its starting value at one or more times over the term of the Notes. Even if the ending value of the index is greater than its starting value, the total yield on the Notes may be less than that on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity. You should refer to "Risk Factors -- The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity" in this prospectus supplement.

WHERE CAN I FIND EXAMPLES OF HYPOTHETICAL MATURITY PAYMENTS?

     For a table setting forth hypothetical maturity payments, see "Description of the Notes -- Maturity Payment -- Hypothetical Examples" in this prospectus supplement.

WHO PUBLISHES THE DOW JONES INDUSTRIAL AVERAGE AND WHAT DOES IT MEASURE?

     The Dow Jones Industrial Average is published by Dow Jones & Company, Inc. ("Dow Jones"). The Dow Jones Industrial Average is a price-weighted index, which means an underlying stock's weight in the Dow Jones Industrial Average is based on its price per share rather than the total market capitalization of the issuer. The Dow Jones Industrial Average is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The underlying stocks of the Dow Jones Industrial Average are selected by the editors of The Wall Street Journal. The corporations represented in the Dow Jones Industrial Average tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Dow Jones Industrial Average are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the Dow Jones Industrial Average, any stock exchange, any official agency or Citigroup Global Markets Holdings. Although changes to the common stocks included in the Dow Jones Industrial Average tend to be made infrequently, the underlying stocks of the Dow Jones Industrial Average may be changed at any time for any reason. The corporations currently represented in the Dow Jones Industrial Average are incorporated in the U.S. and its territories and their stocks are traded on the New York Stock Exchange, Inc.

     The value of the Dow Jones Industrial Average is the sum of the primary exchange prices of each of the 30 common stocks included in the Dow Jones Industrial Average, divided by a divisor that is designed to provide a meaningful continuity in the value of the Dow Jones Industrial Average. Because the Dow Jones Industrial Average is price-weighted, stock splits or changes in the underlying stocks could result in distortions in the Dow Jones Industrial Average value. In order to prevent such distortions related to extrinsic factors, the divisor may be changed in accordance with a mathematical formula that reflects adjusted proportions within the Dow Jones Industrial Average. The current divisor of the Dow Jones Industrial Average is published daily in The Wall Street Journal and other publications. In addition, other statistics based on the Dow Jones Industrial Average may be found in a variety of publicly available sources.

     Please note that an investment in the Notes does not entitle you to any ownership or other interest in the stocks of the companies included in the Dow Jones Industrial Average.

HOW HAS THE DOW JONES INDUSTRIAL AVERAGE PERFORMED HISTORICALLY?

     We have provided tables showing the closing values of the Dow Jones Industrial Average on the last index business day of each month from January 2000 to April 2005, and on the last index business day of December from 1946 through 2004 as well as a graph showing the closing values of the Dow Jones Industrial Average on the last index business day of December from 1946 through December 2004. You can find these tables and the graph in the section "Description of the Dow Jones Industrial Average -- Historical Data on the Dow Jones Industrial Average" in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Dow Jones Industrial Average in recent years. However, past performance is not necessarily indicative of how the Dow Jones Industrial Average will perform in the future. You should also refer to the section "Risk Factors Relating to the Notes -- The Historical Performance of the Dow Jones Industrial Average is Not an Indication of the Future Performance of the Dow Jones Industrial Average" in this prospectus supplement.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE NOTES?

     In purchasing a Note, you agree with Citigroup Global Markets Holdings that you and Citigroup Global Markets Holdings intend to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Dow Jones Industrial Average at maturity. Under such treatment, upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the Note. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Global Markets Holdings and the U.S. Holder's tax basis in the Note at that time. Gain or loss on the sale, redemption or other disposition of the Notes generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at maturity. You should refer to the section "Certain United States Federal Income Tax Considerations" in this prospectus supplement for more information.

WILL THE NOTES BE LISTED ON A STOCK EXCHANGE?

     We will apply to list the Notes on the American Stock Exchange under the symbol "SMU," but we cannot assure you that the Notes will be approved for listing. Citigroup Global Markets Inc. currently intends, but is not obligated, to make an over-the-counter market in the Notes should the Notes not be approved for listing. You should be aware that, even if the Notes are approved for listing on the American Stock Exchange, that will not necessarily ensure that a liquid trading market will be available for the Notes.

WHAT IS THE ROLE OF CITIGROUP GLOBAL MARKETS HOLDINGS' SUBSIDIARY, CITIGROUP GLOBAL MARKETS INC.?

     Our subsidiary, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the Notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the Notes to create a secondary market for holders of the Notes, and may engage in other activities described in the section "Underwriting" in this prospectus supplement. Citigroup Global Markets Inc. will also act as calculation agent for the Notes and is expected to receive compensation for activities and services in connection with the offering.

CAN YOU TELL ME MORE ABOUT CITIGROUP GLOBAL MARKETS HOLDINGS?

     Citigroup Global Markets Holdings is a holding company that provides investment banking, securities and commodities trading, brokerage, asset management and other financial services through its subsidiaries. Citigroup Global Markets Holdings is a subsidiary of Citigroup Inc., a diversified financial services holding company.

     Citigroup Global Markets Holdings' ratios of earnings to fixed charges (Citigroup Global Markets Holdings has no outstanding preferred stock) since 2000 are as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                 -------------------------------------
                                                 2004    2003    2002    2001    2000
                                                 -----   -----   -----   -----   -----
Ratio of earnings to fixed charges.............  0.63x   1.90x   1.44x   1.34x   1.32x

CAN YOU TELL ME MORE ABOUT THE EFFECT OF CITIGROUP GLOBAL MARKETS HOLDINGS' HEDGING ACTIVITY?

     We expect to hedge our obligations under the Notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Dow Jones Industrial Average or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial Average or the stocks underlying the Dow Jones Industrial Average. This hedging activity could affect the value of the Dow Jones Industrial Average and therefore the market value of the Notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our subsidiary Citigroup Global Markets Inc. may be willing to purchase your Notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the Notes declines. You should refer to "Risk Factors Relating to the Notes -- Citigroup Global Markets Holdings' Hedging Activity Could Result in a Conflict of Interest" and "-- The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest" in this prospectus supplement and "Use of Proceeds and Hedging" in the accompanying prospectus.

DOES ERISA IMPOSE ANY LIMITATIONS ON PURCHASES OF THE NOTES?

     Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws ("ERISA-Type Plans") will not be permitted to purchase or hold the Notes. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the Notes, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets, Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan's decision to purchase, hold or dispose of the Notes.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

     Yes, the Notes are subject to a number of risks. Please refer to the section "Risk Factors Relating to the Notes" in this prospectus supplement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by us with the Securities and Exchange Commission, or the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-15286), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2004, and (ii) Current Reports on Form 8-K filed on January 20, 2005, February 3, 2005, February 4, 2005, February 11, 2005, February 28, 2005, March 4, 2005, March 30, 2005, April 5, 2005, April
15, 2005, April 28, 2005 and April 29, 2005.

     You should refer to "Prospectus Summary -- Where You Can Find More Information" in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC's home page on the world wide web on the internet at http://www.sec.gov.

                       RISK FACTORS RELATING TO THE NOTES

     Because the terms of the Notes differ from those of conventional debt securities in that the maturity payment will be based on the closing value of the Dow Jones Industrial Average on the third index business day before the maturity date, an investment in the Notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Dow Jones Industrial Average and other events that are difficult to predict and beyond our control.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS IF THE VALUE OF THE DOW JONES INDUSTRIAL AVERAGE DECLINES

     The amount of the maturity payment will depend on the value of the Dow Jones Industrial Average on the third index business day before maturity. As a result, the amount you receive at maturity may be less than the amount you paid for your Notes. If the ending value of the Dow Jones Industrial Average is less than the starting value of the Dow Jones Industrial Average, the amount you receive at maturity for each Note will be less than the $10 you pay for each Note, and could be zero, in which case your investment in the Notes will result in a loss. This will be true even if the value of the Dow Jones Industrial Average at any point during the term of the Notes exceeds the starting value of the Dow Jones Industrial Average.

THE APPRECIATION OF YOUR INVESTMENT IN THE NOTES WILL BE CAPPED

     As a result of the appreciation cap of   %, the Notes may provide less
opportunity for appreciation than an investment in an instrument directly linked to the Dow Jones Industrial Average. The appreciation cap will operate to limit the portion of any appreciation in the value of the Dow Jones Industrial Average
in which you will participate to   % of the principal amount of the Notes. If
the ending value of the Dow Jones Industrial Average exceeds the starting value
by more than   %, the appreciation on an investment in the Notes will be less than the appreciation on an investment in the underlying stocks of the Dow Jones Industrial Average or an investment in an instrument that was directly linked to the Dow Jones Industrial Average but was not subject to an appreciation cap.

THE YIELD ON THE NOTES MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY

     The Notes do not pay any interest. As a result, if the ending value of the
Dow Jones Industrial Average is less than      (an increase of      % from the
starting value of the Dow Jones Industrial Average), the yield on the Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity.

YOU WILL NOT RECEIVE ANY PERIODIC PAYMENTS ON THE NOTES

     You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Dow Jones Industrial Average.

THE HISTORICAL PERFORMANCE OF THE DOW JONES INDUSTRIAL AVERAGE IS NOT AN INDICATION OF THE FUTURE PERFORMANCE OF THE DOW JONES INDUSTRIAL AVERAGE

     The historical performance of the Dow Jones Industrial Average, which is included in this prospectus supplement, should not be taken as an indication of the future performance of the Dow Jones Industrial Average during the term of the Notes. Changes in value of the Dow Jones Industrial Average will affect the trading price of the Notes, but it is impossible to predict whether the value of the Dow Jones Industrial Average will fall or rise.

YOUR RETURN ON THE NOTES WILL NOT REFLECT THE RETURN YOU WOULD REALIZE IF YOU ACTUALLY OWNED THE STOCKS UNDERLYING THE DOW JONES INDUSTRIAL AVERAGE

     Your return on the Notes will not reflect the return you would realize if you actually owned the stocks underlying the Dow Jones Industrial Average because Dow Jones calculates the Dow Jones Industrial Average by reference to the prices of the stocks comprising the Dow Jones Industrial Average without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the Notes may be less than the return you would realize if you actually owned the stocks underlying the Dow Jones Industrial Average even if the ending value of the Dow Jones Industrial Average is greater than its starting value.

THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR NOTES PRIOR TO MATURITY WILL DEPEND ON A NUMBER OF FACTORS AND MAY BE SUBSTANTIALLY LESS THAN YOU ORIGINALLY INVEST

     We believe that the value of your Notes in the secondary market will be affected by the supply of and demand for the Notes, the value of the Dow Jones Industrial Average and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

     VALUE OF THE DOW JONES INDUSTRIAL AVERAGE. We expect that the market value of the Notes will likely depend substantially on the relationship between the closing value of the Dow Jones Industrial Average on the date the Notes are priced for initial sale to the public and the future value of the Dow Jones Industrial Average. However, changes in the value of the Dow Jones Industrial Average may not always be reflected, in full or in part, in the market value of the Notes. If you choose to sell your Notes when the value of the Dow Jones Industrial Average exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the Dow Jones Industrial Average will continue to fluctuate between that time and the time when the ending value of the Dow Jones Industrial Average is determined. If you choose to sell your Notes when the value of the Dow Jones Industrial Average is below the value of the index on the date the Notes are priced for initial sale to the public, you may receive less than your original investment.

     Trading prices of the underlying stocks of the Dow Jones Industrial Average will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment of a particular underlying stock. Citigroup Global Markets Holdings' hedging activities in the underlying stocks of the Dow Jones Industrial Average, the issuance of securities similar to the Notes and other trading activities by Citigroup Global Markets Holdings, its affiliates and other market participants can also affect the price of the underlying stocks of the Dow Jones Industrial Average.

     VOLATILITY OF THE DOW JONES INDUSTRIAL AVERAGE. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the Dow Jones Industrial Average changes during the term of the Notes, the market value of the Notes may decrease.

     EVENTS INVOLVING THE COMPANIES COMPRISING THE DOW JONES INDUSTRIAL AVERAGE. General economic conditions and earnings results of the companies whose common stocks comprise the Dow Jones Industrial Average and real or anticipated changes in those conditions or results may affect the market value of the Notes. In addition, if the dividend yields on those stocks increase, the value of the Notes may decrease because the Dow Jones Industrial Average does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, the value of the Notes may increase.

     INTEREST RATES. We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the value of the Notes may decrease, and if U.S. interest rates decrease, the value of the Notes may increase.

     TIME PREMIUM OR DISCOUNT. As a result of a "time premium or discount," the Notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Dow Jones Industrial Average the longer the time remaining to maturity. A "time premium or discount" results from expectations concerning the value of the Dow Jones Industrial Average during the period prior to the maturity of the Notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the Notes.

     CITIGROUP GLOBAL MARKETS HOLDINGS' HEDGING ACTIVITIES. Hedging activities related to the Notes by one or more of our affiliates will likely involve trading in one or more of the stocks underlying the Dow Jones Industrial Average or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial Average or the stocks underlying the Dow Jones Industrial Average. This hedging activity could affect the value of the Dow Jones Industrial Average and therefore the market value of the Notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Notes declines.

     CITIGROUP GLOBAL MARKETS HOLDINGS' CREDIT RATINGS, FINANCIAL CONDITION AND RESULTS. Actual or anticipated changes in our credit ratings, financial condition or results may affect the value of the Notes.

     We want you to understand that the impact of one of the factors specified above, such as a decrease in interest rates, may offset some or all of any change in the value of the Notes attributable to another factor, such as an increase in the value of the Dow Jones Industrial Average.

     In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

YOU MAY NOT BE ABLE TO SELL YOUR NOTES IF AN ACTIVE TRADING MARKET FOR THE NOTES DOES NOT DEVELOP

     There is currently no secondary market for the Notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. We will apply to list the Notes on the American Stock Exchange under the symbol "SMU," but we cannot assure you that the Notes will be approved for listing. If the Notes are not approved for listing or if the secondary market for the Notes is otherwise limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive.

THE MARKET VALUE OF THE NOTES MAY BE AFFECTED BY PURCHASES AND SALES OF THE STOCKS UNDERLYING THE DOW JONES INDUSTRIAL AVERAGE OR DERIVATIVE INSTRUMENTS RELATED TO THE INDEX BY AFFILIATES OF CITIGROUP GLOBAL MARKETS HOLDINGS

     Citigroup Global Markets Holdings' affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the Dow Jones Industrial Average or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the Dow Jones Industrial Average and therefore the market value of the Notes.

CITIGROUP GLOBAL MARKETS INC., AN AFFILIATE OF CITIGROUP GLOBAL MARKETS HOLDINGS, IS THE CALCULATION AGENT, WHICH COULD RESULT IN A CONFLICT OF INTEREST

     Citigroup Global Markets Inc., which is acting as the calculation agent for the Notes, is an affiliate of ours. As a result, Citigroup Global Markets Inc.'s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

CITIGROUP GLOBAL MARKETS HOLDINGS' HEDGING ACTIVITY COULD RESULT IN A CONFLICT OF INTEREST

     We expect to hedge our obligations under the Notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Dow Jones Industrial Average or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial Average or the stocks underlying the Dow Jones Industrial Average. This hedging activity may present a conflict between your interest in the Notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Dow Jones Industrial Average and therefore the market value of the Notes. It could also be adverse to your interest if it affects the price at which our subsidiary Citigroup Global Markets Inc. may be willing to purchase your Notes in the secondary market. Since hedging our obligation under the Notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Notes declines.

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE NOTES ARE UNCERTAIN

     No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations" in this prospectus supplement.

                            DESCRIPTION OF THE NOTES

     The description in this prospectus supplement of the particular terms of the Stock Market Upturn Notes(SM) Based Upon the Dow Jones Industrial Average
Due           , 2006 supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered securities set forth in the accompanying prospectus.

GENERAL

     The Stock Market Upturn Notes Based Upon the Dow Jones Industrial Average (the "Notes") are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. The aggregate principal
amount of the Notes issued will be $          (          Notes). The Notes will
mature on           , 2006, will constitute part of the senior debt of Citigroup
Global Markets Holdings and will rank pari passu with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

     The payment you receive at maturity on the Notes will depend on the percentage increase or decrease in the ending value of the Dow Jones Industrial Average from its starting value. If the ending value of the Dow Jones Industrial Average is less than its starting value, the payment you receive at maturity will be directly linked to the percentage decrease in the ending value of the index from its starting value, in which event you will receive less than your investment in the Notes. If the ending value of the Dow Jones Industrial Average is greater than its starting value, the payment you receive at maturity will be greater than your investment in the Notes. If the ending value of the Dow Jones
Industrial Average exceeds its starting value by   % or less, the appreciation
on an investment in the Notes will be   times the return on an instrument
directly linked to the Dow Jones Industrial Average because of the upside
participation rate of    %. However, because the appreciation cap limits the
maximum index return amount you can receive at maturity to   % of the principal
amount of the Notes, in no circumstances will the payment you receive at
maturity be more than $      per Note.

     Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

INTEREST

     We will not make any periodic payments of interest or any other payments on the Notes until maturity. At maturity, in addition to your initial principal, you will receive an index return amount as described below.

REDEMPTION AT THE OPTION OF THE HOLDER; DEFEASANCE

     The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under "Description of Debt Securities -- Defeasance."

PAYMENT AT MATURITY

     The Notes will mature on             , 2006. At maturity, you will receive
for each Note a maturity payment equal to the sum of the initial principal amount of $10 per Note plus the index return amount, which may be positive, zero or negative.

INDEX RETURN AMOUNT

     The index return amount will be based on the index return of the Dow Jones Industrial Average. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

                         Ending Value -- Starting Value
                    ----------------------------------------
                                 Starting Value
provided that the index return will be subject to a cap of % on any percentage increase, which will be determined on the date the Notes are priced for initial sale to the public. We will disclose the cap to you in the final prospectus supplement delivered to you in connection with the sale of the Notes.

     How the index return amount will be calculated depends on whether the index return is positive, zero or negative:

     - IF THE INDEX RETURN IS POSITIVE, the index return amount will equal the product of:

                 $10 * Upside Participation Rate * Index Return

       The upside participation rate is expected to be      % and will be
       determined on the date the Notes are priced for initial sale to the public. We will disclose the Upside Participation Rate to you in the final prospectus supplement delivered to you in connection with the sale
       of the Notes. Because the index return is capped at      %, the index
       return amount cannot exceed $     and the maturity payment cannot exceed
       $     per Note.

     - IF THE INDEX RETURN IS ZERO (in other words, if there is no change in the value of the Dow Jones Industrial Average over the term of the Notes), the index return amount will be zero and the maturity payment will be the $10 principal amount per Note.

     - IF THE INDEX RETURN IS NEGATIVE, the index return amount will equal the product of:

                               $10 * Index Return

       In this case, the index return amount will be negative and the maturity payment will be less than the $10 principal amount per Note and could be zero.

     The starting value will equal the closing value of the Dow Jones Industrial Average on the date the Notes are priced for initial sale to the public. We will disclose the starting value to you in the final prospectus supplement delivered to you in connection with the sale of the Notes.

     The ending value will be the closing value of the Dow Jones Industrial Average on the third index business day before the maturity date.

     If no value (including a closing value) of the Dow Jones Industrial Average is available on the third business day before maturity because of a market disruption event or otherwise, unless deferred by the calculation agent as described below, the closing value of the Dow Jones Industrial Average will be the arithmetic mean, as determined by the calculation agent, of the value of the Dow Jones Industrial Average obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the closing value of the Dow Jones Industrial Average by the calculation agent in the event no such value is available may be deferred by the calculation agent for up to two consecutive index business days on which a market disruption event is occurring, but not past the index business day prior to maturity.

     An "index business day" means a day, as determined by the calculation agent, on which the Dow Jones Industrial Average or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Dow Jones Industrial Average on such day are capable of being traded on their relevant exchanges during the one-half hour before the determination of the closing value of the Dow Jones Industrial Average. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Notes, absent manifest error.

     A "market disruption event" means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Dow Jones Industrial Average or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Dow Jones Industrial Average or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Dow Jones Industrial Average or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Dow Jones Industrial Average is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Dow Jones Industrial Average will be based on a comparison of the portion of the value of the Dow Jones Industrial Average attributable to that security relative to the overall value of the Dow Jones Industrial Average, in each case immediately before that suspension or limitation.

MATURITY PAYMENT -- HYPOTHETICAL EXAMPLES

     Because the return on the Notes is dependent on the ending value of the Dow Jones Industrial Average, and because the ending value of the Dow Jones Industrial Average could be a number of different values, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity.

     The table below shows hypothetical maturity payments on the Notes for a range of ending values of the Dow Jones Industrial Average. The table assumes a starting value of the Dow Jones Industrial Average of 10400, an appreciation cap of 5.25% and an upside participation rate of 300%.

                                                PERCENTAGE
                                                CHANGE OF     INDEX RETURN   MATURITY PAYMENT
ENDING VALUE                                    THE INDEX     ON THE NOTES       PER NOTE
------------                                   ------------   ------------   ----------------
0............................................    -100.00%       -100.00%         $ 0.000
5200.........................................     -50.00%        -50.00%         $ 5.000
7800.........................................     -25.00%        -25.00%         $ 7.500
8060.........................................     -22.50%        -22.50%         $ 7.750
8320.........................................     -20.00%        -20.00%         $ 8.000
8580.........................................     -17.50%        -17.50%         $ 8.250
8840.........................................     -15.00%        -15.00%         $ 8.500
9100.........................................     -12.50%        -12.50%         $ 8.750
9360.........................................     -10.00%        -10.00%         $ 9.000
9620.........................................      -7.50%         -7.50%         $ 9.250
9880.........................................      -5.00%         -5.00%         $ 9.500
10140........................................      -2.50%         -2.50%         $ 9.750
10400........................................       0.00%          0.00%         $10.000
10660........................................       2.50%          7.50%         $10.750
10920........................................       5.00%         15.00%         $11.500
11180........................................       7.50%         15.75%         $11.575
11232........................................       8.00%         15.75%         $11.575
11440........................................      10.00%         15.75%         $11.575
11700........................................      12.50%         15.75%         $11.575
11960........................................      15.00%         15.75%         $11.575
12064........................................      16.00%         15.75%         $11.575
12220........................................      17.50%         15.75%         $11.575
12480........................................      20.00%         15.75%         $11.575
12740........................................      22.50%         15.75%         $11.575
13000........................................      25.00%         15.75%         $11.575

     The examples are for purposes of illustration only. The actual index return amount will depend on the actual starting value and the actual ending value determined by the calculation agent as provided in this prospectus supplement. Historical closing values for the Dow Jones Industrial Average are included in this prospectus supplement under "Description of the Dow Jones Industrial Average -- Historical Data on the Dow Jones Industrial Average."

DISCONTINUANCE OF THE DOW JONES INDUSTRIAL AVERAGE

     If Dow Jones discontinues publication of the Dow Jones Industrial Average or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Dow Jones Industrial Average, then the value of the Dow Jones Industrial Average will be determined by reference to the value of that index, which we refer to as a "successor index."

     Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

     If Dow Jones discontinues publication of the Dow Jones Industrial Average and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the value of the Dow Jones Industrial Average, the value to be substituted for the Dow Jones Industrial Average for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Dow Jones Industrial Average prior to any such discontinuance.

     If Dow Jones discontinues publication of the Dow Jones Industrial Average prior to the determination of the index return amount and the calculation agent determines that no successor index is available at that time, then on each index business day until the earlier to occur of (a) the determination of the index return amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in determining the value of the Dow Jones Industrial Average as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Industrial Average may adversely affect trading in the Notes.

     If a successor index is selected or the calculation agent calculates a value as a substitute for the Dow Jones Industrial Average as described above, the successor index or value will be substituted for the Dow Jones Industrial Average for all purposes, including for purposes of determining whether an index business day or market disruption event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Industrial Average may adversely affect the value of the Notes.

     All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Notes, absent manifest error.

ALTERATION OF METHOD OF CALCULATION

     If at any time the method of calculating the Dow Jones Industrial Average or any successor index is changed in any material respect, or if the Dow Jones Industrial Average or any successor index is in any other way modified so that the value of the Dow Jones Industrial Average or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Dow Jones Industrial Average or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Dow Jones Industrial Average or the successor index. Accordingly, if the method of calculating the Dow Jones Industrial Average or any successor index is modified so that the value of the Dow Jones Industrial Average or any successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See "-- Payment at Maturity" above. If a bankruptcy proceeding is commenced in respect of Citigroup Global Markets Holdings, the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

     In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for,
at the rate of   % per annum on the unpaid amount due.

BOOK-ENTRY SYSTEM

     Upon issuance, all Notes will be represented by one or more fully registered global securities (the "Global Securities"). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in DTC.

     A description of DTC's procedures with respect to the Global Securities is set forth in the section "Book-Entry Procedures and Settlement" in the accompanying prospectus. DTC has confirmed to Citigroup Global Markets Holdings, Citigroup Global Markets Inc. and the trustee that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by Citigroup Global Markets Inc. in same-day funds. All maturity payments and all interest payments will be paid by Citigroup Global Markets Holdings in same-day funds so long as the Notes are maintained in book-entry form.

CALCULATION AGENT

     The calculation agent for the Notes will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Global Markets Holdings, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

                DESCRIPTION OF THE DOW JONES INDUSTRIAL AVERAGE

GENERAL

     Unless otherwise stated, we have derived all information regarding the Dow Jones Industrial Average contained in this prospectus supplement, including its composition, method of calculation and changes in components, from Dow Jones, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Dow Jones. Dow Jones is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Dow Jones Industrial Average at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the Dow Jones Industrial Average.

     The Dow Jones Industrial Average is a benchmark of performance for leading companies in the U.S. stock market. The index consists of 30 "blue-chip" U.S. stocks, although this has not always been the case. The index initially consisted of twelve common stocks and was first published in The Wall Street Journal in 1896. The index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the index have been changed on a relatively infrequent basis.

     The Dow Jones Industrial Average is a price-weighted index (i.e., the weight of an underlying stock in the index is based on its price per share rather than the total market capitalization of the issuer of such component stock) comprised of 30 common stocks chosen by the editors of The Wall Street Journal from companies outside of the transportation or utility business that are representative of the broad market of U.S. industry. The corporations represented in the Dow Jones Industrial Average tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the index are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the index, any stock exchange, any official agency, or Citigroup Global Markets Holdings. Changes to the common stocks included in the index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of The Wall Street Journal deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Dow Jones Industrial Average, the editors of The Wall Street Journal look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the index may be changed at any time for any reason. Dow Jones, publisher of The Wall Street Journal, is not affiliated with Citigroup Global Markets Holdings and has not participated in any way in the issuance of the Notes.

     The value of the Dow Jones Industrial Average is the sum of the primary exchange prices of each of the 30 common stocks included in the index, divided by a divisor that is designed to provide meaningful continuity in the value of the index. Because the index is price-weighted, stock splits or changes in the component stocks could result in distortions in the index value. In order to prevent such distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the index. The current divisor of the index is published daily in The Wall Street Journal and other publications. In addition, other statistics based on the index may be found in a variety of publicly available sources.

     THE DOW JONES INDUSTRIAL AVERAGE DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE INDEX RETURN AMOUNT ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

HISTORICAL DATA ON THE DOW JONES INDUSTRIAL AVERAGE

                            MONTH-END CLOSING VALUES

     The following table sets forth the value of the Dow Jones Industrial Average at the end of each month in the period from January 2000 through April 2005. These historical data on the Dow Jones Industrial Average are not necessarily indicative of the future performance of the Dow Jones Industrial Average or what the value of the Notes may be. Any historical upward or downward trend in the value of the Dow Jones Industrial Average during any period set forth below is not an indication that the Dow Jones Industrial Average is more or less likely to increase or decrease at any time during the term of the Notes.

                          2000       2001       2002       2003       2004       2005
                        --------   --------   --------   --------   --------   --------
January...............  10940.53   10887.36    9920.00    8053.81   10488.07   10489.94
February..............  10128.31   10495.28   10106.13    7891.08   10583.92   10766.23
March.................  10921.92    9878.78   10403.94    7992.13   10357.70   10503.76
April.................  10733.91   10734.97    9946.22    8480.09   10225.57   10192.51
May...................  10522.33   10911.94    9925.25    8850.26   10188.45
June..................  10447.89   10502.40    9243.26    8985.44   10435.48
July..................  10521.98   10522.81    8736.59    9233.80   10139.71
August................  11215.10    9949.75    8663.50    9415.82   10173.92
September.............  10650.92    8847.56    7591.93    9275.06   10080.27
October...............  10971.14    9075.14    8397.03    9801.12   10027.47
November..............  10414.49    9851.56    8896.09    9782.46   10428.02
December..............  10786.85   10021.50    8341.63   10453.92   10783.01

     The closing value of the Dow Jones Industrial Average on May 4, 2005 was 10384.64.

                            YEAR-END CLOSING VALUES

     The following table sets forth the closing values of the Dow Jones Industrial Average on the last index business day of December from 1946 through 2004 as published by Dow Jones. The historical performance of the Dow Jones Industrial Average should not be taken as an indication of future performance, and no assurance can be given that the value of the Dow Jones Industrial Average will not decline (or increase insufficiently) and thereby reduce or eliminate the maturity payment.

                    YEAR END          YEAR END          YEAR END          YEAR END
                    CLOSING           CLOSING           CLOSING           CLOSING
             YEAR    VALUE     YEAR    VALUE     YEAR    VALUE     YEAR    VALUE
             ----   --------   ----   --------   ----   --------   ----   --------
             1946    177.20    1961    731.13    1976   1004.65    1991    3168.83
             1947    181.16    1962    652.10    1977    831.17    1992    3301.11
             1948    177.30    1963    762.94    1978    805.01    1993    3754.09
             1949    200.10    1964    874.12    1979    838.74    1994    3834.44
             1950    235.40    1965    969.25    1980    963.98    1995    5117.12
             1951    269.22    1966    785.68    1981    875.00    1996    6448.27
             1952    291.89    1967    905.10    1982   1046.55    1997    7908.25
             1953    280.89    1968    943.75    1983   1258.64    1998    9181.43
             1954    404.38    1969    800.35    1984   1211.56    1999   11497.12
             1955    488.39    1970    838.91    1985   1546.67    2000   10786.85
             1956    499.46    1971    890.19    1986   1895.95    2001   10021.50
             1957    435.68    1972   1020.01    1987   1938.80    2002    8341.63
             1958    583.64    1973    850.85    1988   2168.60    2003   10453.92
             1959    679.35    1974    616.24    1989   2753.20    2004   10783.01
             1960    615.88    1975    858.71    1990   2633.66

     The following graph illustrates the historical performance of the Dow Jones Industrial Average based on the closing value thereof on the last index business day of December from 1946 through 2004. Past movements of the index are not indicative of future index values.

                                    [GRAPH]

LICENSE AGREEMENT

     The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones' only relationship to Citigroup Global Markets Holdings is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(SM), which is determined, composed and calculated by Dow Jones without regard to Citigroup Global Markets Holdings or the Notes. Dow Jones has no obligation to take the needs of Citigroup Global Markets Holdings or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones Industrial Average(SM). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Notes.

     DOW JONES(SM) DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS HOLDINGS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND CITIGROUP GLOBAL MARKETS HOLDINGS.

     All disclosures contained in this prospectus supplement regarding the Dow Jones Industrial Average, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones. None of Citigroup Global Markets Holdings, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the principal U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a "U.S. person") who is the beneficial owner of a Note (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

     This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. Thus, it is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different than those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

     In purchasing a Note, each holder agrees with Citigroup Global Markets Holdings that Citigroup Global Markets Holdings and such holder intend to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Dow Jones Industrial Average at maturity under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder's payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Global Markets Holdings during the term of the Notes, but instead will be commingled with Citigroup Global Markets Holdings' other assets and applied in a manner consistent with the section "Use of Proceeds and Hedging" in the accompanying prospectus.)

     Under the characterization of the Notes as cash-settled capped variable forward contracts, a holder's tax basis in a Note generally will equal the holder's cost for that Note. Upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

     Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Global Markets Holdings and the U.S. Holder's tax basis in the Notes at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at maturity.

     It is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different than those described above. Under alternative characterizations of the Notes, it is possible, for example, that the Notes could be treated as a contingent payment debt instrument, or as including a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income from the Notes could differ substantially.

     It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis. The IRS and U.S. Treasury Department issued proposed regulations that require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the "wait and see" method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires a current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

     Some or all of the net long-term capital gain arising from certain "constructive ownership" transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Notes. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of "constructive ownership" transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey "substantially all" of the economic return on any underlying asset from the scope of "constructive ownership" transactions. This category may include the Notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

NON-UNITED STATES PERSONS

     In the case of a holder of the Notes that is not a U.S. person, any payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A holder of the Notes may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                  UNDERWRITING

     The terms and conditions set forth in the terms agreement dated the date hereof, which incorporates by reference the underwriting agreement basic provisions dated December 1, 1997, govern the sale and purchase of the Notes. The terms agreement and the underwriting agreement basic provisions are referred to together as the underwriting agreement. Citigroup Global Markets Inc., as underwriter, has agreed to purchase from Citigroup Global Markets Holdings, and Citigroup Global Markets Holdings has agreed to sell to Citigroup Global Markets
Inc., $       principal amount of Notes (       Notes).

     The underwriting agreement provides that the obligation of Citigroup Global Markets Inc. to purchase the Notes included in this offering is subject to approval of certain legal matters by counsel and to other conditions. Citigroup Global Markets Inc. is obligated to purchase all of the Notes if it purchases any of the Notes.

     Citigroup Global Markets Inc. proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to certain dealers at the public
offering price less a concession not to exceed $     per Note. Citigroup Global
Markets Inc. may allow, and these dealers may reallow, a concession not to
exceed $     per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as renumeration a portion of the underwriting discount set forth on the cover of
this prospectus supplement equal to $     per Note for the Notes they sell. If
all of the Notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

     Citigroup Global Markets Holdings has agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the Notes, it will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertakings for such securities, of Citigroup Global Markets Holdings, in each case that are substantially similar to the Notes or any security convertible into or exchangeable for the Notes or substantially similar securities. Citigroup Global Markets Inc. may release any of the Notes subject to this lock-up at any time without notice.

     Prior to this offering, there has been no public market for the Notes. Consequently, the initial public offering price for the Notes was determined by negotiations among Citigroup Global Markets Holdings and Citigroup Global Markets Inc. There can be no assurance, however, that the prices at which the Notes will sell in the public market after this offering will not be lower than the price at which they are sold by Citigroup Global Markets Inc. or that an active trading market in the Notes will develop and continue after this offering.

     Citigroup Global Market Holdings will apply to list the Notes on the American Stock Exchange under the symbol "SMU," but cannot assure you that the Notes will be approved for listing.

     In connection with the offering, Citigroup Global Markets Inc., as the underwriter, may purchase and sell Notes and the underlying stocks of the Dow Jones Industrial Average in the open market. These transactions may include covering transactions and stabilizing transactions. Covering transactions involve purchases of Notes in the open market after the distribution has been completed to cover short positions. Stabilizing transactions consist of bids or purchases of Notes or the underlying stocks of the Dow Jones Industrial Average made for the purpose of preventing a decline in the market price of the Notes or the underlying stocks of the Dow Jones Industrial Average while the offering is in progress.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Citigroup Global Markets Inc. may conduct these transactions in the over-the-counter market or otherwise. If Citigroup Global Markets Inc. commences any of these transactions, it may discontinue them at any time.

     Citigroup Global Markets Inc. is a subsidiary of Citigroup Global Markets Holdings. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

     In order to hedge its obligations under the Notes, Citigroup Global Markets Holdings expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section "Risk Factors Relating to the Notes -- The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the Dow Jones Industrial Average or Derivative Instruments Related to the Index by Affiliates of Citigroup Global Markets Holdings" and "-- Citigroup Global Markets Holdings' Hedging Activity Could Result in a Conflict of Interest" in this prospectus supplement and the section "Use of Proceeds and Hedging" in the accompanying prospectus.

     We estimate that our total expenses for this offering will be $          .

     This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup Global Markets Holdings' broker-dealer subsidiaries or affiliates in connection with offers and sales of the Notes (subject to obtaining any necessary approval of the American Stock Exchange for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these subsidiaries or affiliates may act as principal or agent in these transactions. None of these subsidiaries or affiliates is obligated to make a market in the Notes and any may discontinue any market making at any time without notice, at its sole discretion.

     This prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the underwriter.

     We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933, or to contribute to payments Citigroup Global Markets Inc. may be required to make because of any of those liabilities.

                                 ERISA MATTERS

     Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state, or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, "ERISA-Type Plans"); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan's decision to purchase, hold or dispose of the Notes.

                                 LEGAL MATTERS

     The validity of the Notes and certain matters relating thereto will be passed upon for Citigroup Global Markets Holdings by Edward F. Greene, Esq. Mr. Greene, General Counsel of Citigroup Global Markets Holdings, beneficially owns or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriter by Cleary Gottlieb Steen and Hamilton LLP, New York, New York. Cleary Gottlieb Steen & Hamilton LLP has also acted as special tax counsel to Citigroup Global Markets Holdings in connection with the Notes. Cleary Gottlieb Steen & Hamilton LLP has from time to time acted as counsel for Citigroup Global Markets Holdings and certain of its affiliates and may do so in the future.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the front of the document.


                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                              PROSPECTUS SUPPLEMENT
Summary ..........................................................           S-2
Summary Information -- Q&A .......................................           S-3
Incorporation of Certain Documents by Reference ..................           S-7
Risk Factors Relating to the Notes ...............................           S-8
Description of the Notes .........................................          S-12
Description of the Dow Jones Industrial Average ..................          S-17
Certain United States Federal Income Tax Considerations ..........          S-20
Underwriting .....................................................          S-22
ERISA Matters ....................................................          S-23
Legal Matters ....................................................          S-23

                                   PROSPECTUS
Prospectus Summary ...............................................             1
Ratio of Earnings (Losses) to Fixed Charges ......................             4
Forward-Looking Statements .......................................             6
Citigroup Global Markets Holdings Inc. ...........................             7
Use of Proceeds and Hedging ......................................             8
Description of Debt Securities ...................................            10
Description of Index Warrants ....................................            17
Book-Entry Procedures and Settlement .............................            20
Limitations on Issuances in Bearer Form ..........................            21
Plan of Distribution .............................................            23
ERISA Matters ....................................................            26
Legal Matters ....................................................            26
Experts ..........................................................            26


                            CITIGROUP GLOBAL MARKETS
                                 HOLDINGS INC.

                           STOCK MARKET UPTURN NOTES(SM)


                                   BASED UPON
                      THE DOW JONES INDUSTRIAL AVERAGE(SM)
                               DUE        , 2006
                        ($10 PRINCIPAL AMOUNT PER NOTE)


                                   ----------

                             PROSPECTUS SUPPLEMENT
                                     , 2005
                          (INCLUDING PROSPECTUS DATED
                               NOVEMBER 1, 2004)

                                   ----------

                                (CITIGROUP LOGO)